
SAM'S
SEAFOOD
From The Sea To The Table



Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 43 Holt street, Eagle Farm, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

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18/02/05


05006118

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America


SUPPL

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 18/02/05 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited


SAM'S
SEAFOOD
From The Sea To The Table



SAM'S SEAFOOD HOLDINGS LIMITED
43 Holt Street, Eagle Farm , Qld 4009, Australia
PO Box 393, Brisbane 4007, Australia
Phone: 07 3131 4100, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

18 February 2005

Company Announcement Office
The Australian Stock Exchange Limited

SAM'S SEAFOOD AND DE COSTI SEAFOOD BECOME ONE

The Board of Sam's Seafood Holdings Limited (ASX:SSS) is pleased to announce that it has entered into a Heads of Agreement to acquire one of Australia's pioneering seafood retailers and wholesale distributors, NSW-based De Costi Seafoods (Holdings) Pty Ltd.

The ambitious and strategic move signals a historic melding of Australia's two premier seafood brands spanning a combined 45 years of experience. The proposed consideration comprises of 3 million Sam's Seafood ordinary shares + approximately $7 million in cash, which is subject to a standard due diligence and capital raising process. This deal will produce a clear national leader across a range of seafood industry sectors including retail, wholesale, processing, export and franchise operations.

Sam's Seafood CEO Nick Noutsatos said "This deal will produce an undisputed leader in the seafood industry in Australia delivering unprecedented rewards to both the fishing industry and consumers nationwide. Maturity, passion and insight have come together to ensure the future of two truly amazing Australian companies. The consolidation of our experience through this union can only provide value, stability and strength to the seafood industry in this country".

Consultancy firm, PricewaterhouseCoopers (PWC) has been nominated to produce a new business model, maximise operational efficiencies and systematically integrate complementary infrastructure in order to incorporate the privately-owned De Costi Seafoods with annual revenues in the vicinity of $58 million. The acquisition which is anticipated to be concluded by the end of May 2005, is strategic to Sam's Seafood previously publicised expansion strategy and will further bolster burgeoning domestic revenues originating from the major supermarket and retail segments.

Sam's Seafood and De Costi Seafoods share a similar culture and extraordinarily parallel history each having solidly established themselves as icons of popular culture within their respective territories of Queensland and New South Wales in the early 1980s.

Significant seafood sector experience and operational synergies have been identified as the catalyst for the deal which will ensure the continued national brand proliferation of both Sam's Seafood and De Costi Seafoods. The imminent merging of the two brands will further enhance the quality seafood profile for all

Queensland and New South Wales consumers. The combined entity will deliver a true and comprehensive one-stop shop experience to the seafood industry.

Under the terms of the lucrative agreement, the highly recognisable and respected De Costi Seafoods brand will continue its successful established model within NSW. CEO and co-founder, George Costi will become an integral member of the Sam's Seafood senior management team overseeing the NSW operations and joining recently appointed Chief Operating Officer, Mark Scherini and international industry figure, Sir Tipene O'Regan as a senior consultant.

George and Andrea Costi, founders of De Costi Seafoods together said "This is a fantastic outcome for all concerned. I am absolutely delighted and excited by the opportunity this will afford both Sam's Seafood and De Costi Seafoods in securing our long term future and achieving our global branding aspirations. This is a great day for our industry, our suppliers and most importantly, Australian seafood consumers."

About Sam's Seafood Holdings Limited

Sam's Seafood Holdings Limited is an Australian owned company listed on the Australian Stock Exchange under the symbol 'SSS'. Established in 1984, Sam's Seafood specializes in the retail, wholesale, franchising, export, processing and distribution of fresh and frozen seafood.

About De Costi Seafoods (Holdings) Pty Ltd

De Costi Seafoods (Holdings) Pty Ltd is one of Australia's leading retailers of fresh and frozen seafood with customer satisfaction as the foundation of their success.

De Costi Seafood's operates both retail and wholesale seafood operations, sourcing the finest quality seafood from all over Australia and New Zealand.

De Costi Seafood's has established over time an extensive network of seafood suppliers, covering all Australian waters, including co-ops, the fishing sector, farmed fish and prawn companies in addition to a large supply of fresh seafood from New Zealand and imported products from the Asia Pacific region.

Ken Situ
Company Secretary

For more information, please contact:

Anna Whybird	**Three Plus Pty Ltd**	**0400 611 155**
Mark Scherini	**Sam's Seafood Holdings Ltd**	**0418 407 673**